EXHIBIT NO. 99-F
                       KAMINE/BESICORP BEAVER FALLS L.P.
                              Financial Statements
                           December 31, 1996 and 1995
                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Partners
Kamine/Besicorp Beaver Falls L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Beaver Falls L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Beaver Falls L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Kamine/Besicorp Beaver Falls L.P. will continue as a going concern. As discussed in note 4 to the financial statements, the Partnership was not in compliance with certain covenants in its senior and subordinated financing agreements. As a result, all borrowings of long-term debt and related deferred financing costs have been classified as current. At December 31, 1996, total current liabilities substantially exceed current assets, which raises substantial doubt about the entity's ability to continue as a going concern. Management's plans with regard to these matters are described in note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

February 21, 1997

                       KAMINE/BESICORP BEAVER FALLS L.P.
                                 Balance Sheets
                           December 31, 1996 and 1995


                            Assets                                   1996          1995


Cash                                                             $  7,995,240     4,064,389
Accounts receivable                                                 3,144,776     2,079,797
Other receivables                                                     146,379       100,095
Prepaid expenses and other assets                                     954,636       942,420
Deferred financing costs, less accumulated amortization of
  $2,416,876 and $964,549 in 1996 and 1995, respectively (note
  4)                                                               15,876,977    17,329,304
                                                                  -----------   -----------
     Total current assets                                          28,118,008    24,516,005
                                                                  -----------   -----------
Plant and equipment - cogeneration facility (notes 3, 4 and 5)    129,298,800   128,612,117
 Less accumulated depreciation                                      6,058,454     2,415,871
                                                                  -----------   -----------
     Plant and equipment, net                                     123,240,346   126,196,246
                                                                  -----------   -----------
Other assets:
 Deferred fuel costs, less accumulated amortization of
  $6,107,719 and $2,419,520 in 1996 and 1995, respectively
  (note 6)                                                         17,051,514    20,739,713
 Deferred rent (note 5)                                             8,823,437     7,078,992
 Cash held in escrow (note 1)                                       6,675,000     4,586,275
                                                                  -----------   -----------
     Total assets                                                $183,908,305   183,117,231
                                                                  -----------   -----------
                                                                  -----------   -----------
        Liabilities and Partners' Equity (Deficiency)
Liabilities:
 Current liabilities:
   Loans payable - current (note 4)                               144,440,869   146,300,000
   Subordinated loans (note 4)                                     20,000,000    20,000,000
   Accounts payable                                                 2,231,302     3,603,041
   Accrued expenses and other current liabilities                   8,454,423     8,866,479
   Retainage payable - construction (note 3)                        6,853,452     6,845,226
   Amount due to related parties (note 7)                                  --       111,715
                                                                  -----------   -----------
     Total current liabilities                                    181,980,046   185,726,461
                                                                  -----------   -----------
Partners' equity (deficiency) (note 2):
 General partners                                                   1,276,441    (1,727,377)
 Limited partner                                                      651,818      (881,853)
                                                                  -----------   -----------
     Total partners' equity (deficiency)                            1,928,259    (2,609,230)

Commitments (notes 4, 5, 6 and 8)                                 -----------   -----------
     Total liabilities and partners' equity (deficiency)         $183,908,305   183,117,231
                                                                  -----------   -----------
                                                                  -----------   -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                            Statements of Operations
                  Years ended December 31, 1996, 1995 and 1994


                                                      1996          1995           1994


Revenues (note 6)                                 $ 37,917,820    16,450,684            --
                                                   -----------   -----------     ---------
Operating expenses:
 Fuel (note 1)                                       5,842,570       708,926            --
 Operations and maintenance (note 6)                 1,205,748       499,440            --
 Depreciation                                        3,642,583     2,415,871            --
 Management fee (note 7)                               293,293       133,885            --
 Rent (note 5)                                         255,556       165,452            --
 Amortization of deferred fuel costs                 3,688,199     2,419,520            --
 Amortization of financing costs                     1,452,327       964,549            --
 Property tax                                          283,445       164,746            --
 Other                                                 919,681       672,054            --
                                                   -----------   -----------     ---------
     Total operating expenses                       17,583,402     8,144,443            --
                                                   -----------   -----------     ---------
     Income from operations                         20,334,418     8,306,241            --
                                                   -----------   -----------     ---------
Other income (expense):
 Interest expense (note 8)                         (15,905,220)  (10,233,286)     (197,218)
 Interest income                                       669,438       176,540        19,340
 Other expenses                                       (370,984)     (596,064)           --
                                                   -----------   -----------     ---------
     Total other expense                           (15,606,766)  (10,652,810)     (177,878)
                                                   -----------   -----------     ---------
     Net income (loss)                            $  4,727,652    (2,346,569)     (177,878)
                                                   -----------   -----------     ---------
                                                   -----------   -----------     ---------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                  Statements of Partners' Equity (Deficiency)
                  Years ended December 31, 1996, 1995 and 1994


                                                    General      Limited        Total
                                                    partners     partner


Partners' equity at December 31, 1993                      --         100            100
Net loss (note 2)                                 $  (117,755)    (60,123)      (177,878)
                                                   ----------   ---------     ----------
Partners' deficiency at December 31, 1994            (117,755)    (60,023)      (177,778)
Net loss (note 2)                                  (1,553,429)   (793,140)    (2,346,569)
Partners' distributions (note 2)                      (56,193)    (28,690)       (84,883)
                                                   ----------   ---------     ----------
Partners' deficiency at December 31, 1995          (1,727,377)   (881,853)    (2,609,230)
Net income (note 2)                                 3,129,706   1,597,946      4,727,652
Partners' distrtibutions (note 2)                    (125,888)    (64,275)      (190,163)
                                                   ----------   ---------     ----------
Partners' equity at December 31, 1996             $ 1,276,441     651,818      1,928,259
                                                   ----------   ---------     ----------
                                                   ----------   ---------     ----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1996, 1995 and 1994

                                                                1996        1995            1994

Cash flows from operating activities:
 Net income (loss)                                          $ 4,727,652   (2,346,569)       (177,878)
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
     Depreciation                                             3,642,583    2,415,871              --
     Amortization of deferred fuel costs                      3,688,199    2,419,520              --
     Amortization of financing costs                          1,452,327      964,549              --
     Changes in operating assets and liabilities:
       Increase in accounts receivable                       (1,064,979)  (2,079,797)             --
       Increase in other receivable                             (46,284)    (100,095)             --
       (Increase) decrease in prepaid ecpenses and other        (12,216)     780,588        (128,284)
          assets
       Increase in deferred fuel costs                               --           --     (19,500,000)
       Increase in deferred rent                             (1,744,445)  (2,578,992)             --
       Increase in cash held in escrow                       (2,088,725)  (4,586,275)             --
       (Decrease) increase in accounts payable               (1,371,739)   3,603,041              --
       (Decrease) increase in due to related parties           (111,715)     111,715              --
                                                             ----------  -----------     -----------
          Net cash provided by (used in) operating
           activities                                         7,070,658   (1,396,444)    (19,806,162)
                                                             ----------  -----------     -------------
Cash flows from investing activities - construction and
 purchase of property and equipment, net of amounts
 payable                                                     (1,090,513) (20,737,095)    (68,640,005)
                                                             ----------  -----------     -----------
Cash flows from financing activities:
 Proceeds from loan payable                                   3,503,369   42,400,000      67,400,000
 Payments on loans payable                                   (5,362,500)          --              --
 Proceeds from subordinated loans                                    --    4,600,000       6,800,000
 Proceeds from loans payable - bank                                  --           --      19,500,000
 Payments on loans payable - bank                                    --  (19,500,000)             --
 Partners' distributions                                       (190,163)     (84,883)             --
 Decrease in deferred financing costs                                --   (1,484,325)     (5,727,580)
                                                             ----------  -----------     -----------
          Net cash (used in) provided by financing
           activities                                        (2,049,294)  25,930,792      87,972,420
                                                             ----------  -----------     -----------
          Net increase (decrease) in cash                     3,930,851    3,797,253        (473,747)
Cash at beginning of year                                     4,064,389      267,136         740,883
                                                             ----------  -----------     -----------
Cash at end of year                                         $ 7,995,240    4,064,389         267,136
                                                             ----------  -----------     -----------
                                                             ----------  -----------     -----------
Supplemental disclosure of cash flow information - cash
 paid during the year for interest, net of amounts
 capitalized of $3,881,090, and $5,148,074 in 1995, 1994,
 respectively (note 3)                                      $15,974,203   10,164,303         197,218
                                                             ----------  -----------     -----------
                                                             ----------  -----------     -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                         Notes to Financial Statements
                           December 31, 1996 and 1995

(1)   Organization and Summary of Significant Accounting Policies

      Organization

      Kamine/Besicorp Beaver Falls L.P. (the Partnership) is a Delaware limited partnership formed on August 4, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 79-megawatt cogeneration facility (the Facility) on the premises of Specialty Paperboard, Inc. (SPI) in Beaver Falls, New York. The Facility operates as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

      The general partners of the Partnership are Kamine Beaver Falls Cogen Co., Inc. (a New York corporation) and Beta Beaver Falls, Inc. (a New York corporation), which retain a 16% and 50.2% interest in the Partnership, respectively. The limited partner is Kamine Development Corp. (KDC) with a 33.8% interest in the Partnership.

      The Partnership commenced commercial operations as of May 7, 1995. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 96% and 99% of total revenues in 1996 and 1995, respectively.

      Summary of Significant Accounting Policies

      Plant and Equipment

      Plant and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs which do not enhance the value or increase the basic productive capacity of the asset are charged to operations as incurred. Depreciation of assets is computed on a straight-line basis over their useful lives, commencing on the date the Facility was placed into service.

      Effective November 3, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 6).

      All costs of the Partnership during the construction period were capitalized to the project unless they specifically related to organization and start-up costs, the costs of obtaining financing, the costs of obtaining fuel commitments, or general operating expenses. Costs included were direct materials and labor costs, purchase of equipment, and those indirect costs related thereto. Interest costs pursuant to construction financing were capitalized. Construction costs incurred but not yet paid are classified as either accounts payable, accrued expenses or construction retainage payable dependent upon their payment terms.

      Deferred Financing Costs

      All costs associated with the permanent financing of the Facility are deferred and amortized over the life of the permanent financing.

(1),  Continued

      Deferred Fuel Costs

      Costs associated with obtaining the commitment of natural gas supplies for the Facility are deferred and amortized over the life of the gas supply contract.

      The cost associated with modifying the fuel arrangements until January 1, 2001 to accommodate revised PPA terms (see note 6) is deferred and amortized during the period from March 1, 1995 (the scheduled commencement of deliveries under the gas purchase agreement) through December 31, 2000.

      Revenue Recognition

      Revenues are recognized as earned.

      Income Taxes

      Income taxes will not be provided for since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

Fuel Sales

      Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to the disposition of such excess capacity in 1996 and 1995 was $573,558 and $140,383, respectively.

      Financial Instruments

      The carrying values of the Partnership's financial instruments at December 31, 1996 approximate their estimated fair value. The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term maturity of such instruments. The carrying amount of loans payable approximates fair value since interest rates on such loans fluctuate with changes in the base rate of the lending institution.

      The Partnership has entered into interest rate swap and interest rate cap agreements to manage its interest rate risk. These transactions are entered into with notional amounts scheduled to be consistent with expected outstanding debt balances associated with loan agreements. The net interest differential, including premiums paid or received, if any, on interest rate swaps and interest rate caps, is recognized on an accrual basis and is recorded as a part of interest expense.

(1),  Continued

      Counterparties to the interest rate swap and interest rate cap agreements are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

      Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

      The Partnership adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", as of January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this Statement did not have an impact on the Partnership financial position or results of operations.

      Use of Estimates

      In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

      Risks and Uncertainties

      The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

      The regulated investor-owned utility industry is presently subject to considerable market pressures and changes in the Federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of

(1),  Continued

the State of New York setting forth numerous restructuring proposals, including a significant reduction in the price for power purchased from independent power producers currently under contract with NIMO. The Partnership expects many of NIMO's proposals to be strongly contested, including the significant reduction in the price for power. NIMO has also stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and securities. The PPA of the Partnership is included among these contracts. Discussions between NIMO and the holders of the power contracts are continuing. The outcome of the industry trends, regulatory changes, the NIMO filing and NIMO's financial viability cannot presently be determined.

      Cash Held in Escrow

      An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is Deutsche Bank A.G., New York branch (Deutsche Bank). Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as cash held in escrow, which at December 31, 1996 consists of an escrow reserve for debt payments.

      Reclassification

      Certain items in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

(2)   Allocation of Income, Losses and Cash Distributions

      A separate capital account shall be established and maintained for each partner. Each account shall be (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner, and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, any decrease in such partner's share of liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

      Profits and losses for any calendar year or portion of such year shall be allocated among the partners in proportion to their percentage ownership interests. Net cash flow for each quarter shall be distributed to the partners in accordance with their percentage ownership interests.



(2),  Continued

      In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a .769% (.75% plus 2.5% surcharge thereon) rate of each partner's pro rata share partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. All partners distributions in 1996 and 1995 were for payment of such taxes.

(3)   Plant and Equipment

      The Facility was constructed under the terms of a turnkey fixed-price Engineering, Procurement and Construction Contract by Ansaldo North America, Inc. (Ansaldo).

      Plant and equipment at December 31, 1996 and 1995 includes $10,186,445 of capitalized interest.

(4)   Financing

      As of May 7, 1993, the Partnership entered into a financing agreement with Deutsche Bank, as adminis-trative agent, and seven other banks (the Banks) whereby the Banks agreed to provide construction financing not to exceed $140,000,000. The construction financing bore interest at the base rate, as defined, plus 1.0%, or at the LIBOR rate, as defined, plus 1.9%, as determined at the option of the Partnership, with a maturity date not later than November 29, 1995. Subject to conditions set forth in the financing agreement, the Banks, at the request of the Partnership, converted the construction financing into a term loan not to exceed $140,000,000. The term loan bears interest at the base rate, as defined, plus a range of 1.25% to 1.50%, or at the LIBOR rate, as defined, plus a range of 2.25% to 2.50%, as determined at the option of the Partnership, with a maturity date of no later than December 31, 2007 (7.625% at December 31, 1996). Principal payments are due quarterly over a 12-year period. The Banks have been granted a first priority security interest in the Facility and other collateral.

      As of October 20, 1994, the financing agreement was amended and restated to increase the construction financing and term loan commitment by $10,000,000 in conjunction with conversion to the revised PPA terms (see note 6). Loan terms are the same as for the original financing.

      In addition to the above-mentioned financing arrangement, the Banks agreed to provide a working capital loan, not to exceed $3,000,000, until the term loan maturity date. The Partnership shall repay the aggregate unpaid principal amount at least once each fiscal quarter. The working capital loan will bear interest at the base rate, as defined, plus a range of 1.25% to 1.50%. There were no outstanding borrowings as of December 31, 1996 and 1995. The Banks also agreed to provide letters of credit not to exceed $6,500,000 prior to term loan conversion and $5,400,000 subsequent to term loan conversion. At December 31, 1996, $200,000 of letters of credit were outstanding.

(4),  Continued

      On November 3, 1994, Key Bank of New York loaned $19,500,000 to the Partnership, which was secured by a letter of credit issued by Deutsche Bank for use in making the payment to Norcen Energy Resources Limited (NORCEN), formerly North Canadian Marketing (see note 6) pursuant to the Second Amendment to the Gas Purchase Agreement. Interest on the loan was at the LIBOR rate plus .55%. The loan was repaid on December 29, 1995 with the proceeds received from a $19,500,000 LC Loan Facility (LC Loan) from Deutsche Bank ($21,203,369 was outstanding at December 31, 1996, the increase to the original principal balance represents accrued but unpaid interest). Interest on the LC Loan is equal to LIBOR plus 2.75% (8.125% at December 31, 1996). Commencing on December 31, 1996 and each successive year thereafter, the interest rate will increase by .25% per annum. Until the LC Loan is repaid in full, all of the monies otherwise available to equity and cash flow holders will be utilized for repayment of the LC Loan. In addition, when the LC Loan is paid in full and the Partnership's affiliate, Kamine/Besicorp Syracuse L.P. (KBS), LC Loan remains unpaid, all monies that would be available to the Partnership's equity and cash flow holders will be loaned to KBS to repay their obligation.

      As of May 7, 1993, the Partnership entered into subordinated financing agreements with SV Beaver Falls, Inc. (SVBF) and Ansaldo whereby SVBF and Ansaldo agreed to provide financing ($10,000,000 each) to be funded during the construction of the Facility. Each of the subordinated financing agreements provides for interest to be paid quarterly at the LIBOR rate, as defined, plus a spread of 5.4%, or at the base rate, as defined, plus a spread of 6.5% during construction, and LIBOR plus a range of 7.75% to 8.0% or base rate plus a range of 6.75% to 7.0% thereafter (13.3125% at December 31, 1996). Principal payments were required to begin by December 31, 1995, at which time quarterly payments were to continue for 14 years. The Partnership has not made scheduled principal payments and is paying the default interest rate (16.3125% at December 31, 1996) on all missed principal payments. SVBF and Ansaldo will each receive a 2.5% share of the net cash flow generated, as defined, by the Facility as additional compensation for providing the subordinated financing.

      The Partnership entered into four interest rate protection agreements with Deutsche Bank Capital Corporation. The first provided that the Partnership would be reimbursed for interest paid if LIBOR exceeded 7.0% based on an agreed-upon estimated construction loan drawdown schedule which covered the expected construction period. This instrument expired on June 30, 1995. The second agreement fixes the term loan interest rate from July 1, 1995 through the entire scheduled term of the loan at a range of 8.95% to 10.77%. The third and fourth agreements provide that the Partnership will be reimbursed for interest paid on subordinated debt to the extent LIBOR exceeds 8.0% during the scheduled term of the subordinated debt.

      As of December 31, 1996, the Partnership was not in compliance with the following covenants in its senior and subordinated financing agreements (Financing Agreements): (a) Completion, as defined in the Financing Agreements, has been delayed beyond September 30, 1995: (b) Final Completion, as defined in the Financing Agreements, has been delayed

(4),  Continued

beyond November 29, 1995; and (c) principal payments due to the subordinated lenders on December 29, 1995, March 29, 1996, June 28, 1996, September 30, 1996 and December 31, 1996 have not been made, each of which is an Event of Default under the Financing Agreements. As a result of the aforementioned Events of Default, all borrowings of long-term debt and related deferred financing costs have been classified as current. Under the terms of the financing agreement, principal payments on subordinated debt are not permitted prior to term conversion, which cannot occur until Final Completion is achieved. At December 31, 1996, total current liabilities substantially exceed total current assets, which raises substantial doubt about the Partnership's ability to continue as a going concern. A completion agreement has been entered into with the construction contractor. Management is working to resolve the existing Events of Default. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      The total scheduled amounts of loans payable due during each of the next five years, if the Events of Default are resolved, are as follows:


     1997                           $ 29,030,869
     1998                             10,350,000
     1999                             11,862,500
     2000                             12,012,500
     2001                             12,887,500
                                      -----------
                                      -----------



      As of May 7, 1993, the Partnership conveyed ownership of the Facility to the Lewis County Industrial Development Agency (the IDA). The tax-exempt status of the IDA has caused payment of a fee to the IDA upon its issuance of a mortgage bond in lieu of mortgage recording taxes and exempts the Facility from all sales taxes during the construction of the project and from property taxes during IDA ownership of the Facility. Payments in lieu of real property taxes (PILOT) will be made to the IDA, as defined in the PILOT Agreement. The IDA has appointed the Partnership as its agent and will convey the Facility to the Partnership in accordance with an installment sale agreement, with the expected conveyance to be 20 years after the start of commercial operation.

(5)   Lease of Land

      The Partnership leases land for the Facility from SPI. The Partnership pays rent of $1 per year through May 2041, plus cash payments totaling $11,500,000 on various milestone dates, of which $9,500,000 has been paid through December 31, 1996. The final payment of $2,000,000 is payable in 1997.

(6)   Commitments

      An affiliate of the Partnership entered into a PPA with NIMO dated as of September 19, 1989 with amendments dated April 9, 1991 and September 26, 1991, all approved by the New York Public Service Commission. NIMO agreed to purchase all electricity generated by the Facility for a term of 25 years from the date of commercial operation.

      An amendment to the PPA was entered into as of January 4, 1994 and became effective on May 7, 1995 (Commencement Date). The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from the Commencement Date. In addition, during the period from the Commencement Date through January 1, 2001, the Facility is expected to be on standby availability and will not generate electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. The Partnership is to receive annual capacity payments from NIMO, which management expects to be more than sufficient to cover debt service and fixed costs during the standby availability period.

      The Partnership has entered into an Energy Service Agreement (ESA) with SPI for two of SPI's mills.

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The term of the ESA is 25 years from Commercial Operation, as defined by the
PPA. On March 22, 1996, SPI sold one of its two paper mills in Beaver Falls, New York to Armstrong Gasket Products, Inc. (Armstrong). In connection with this sale, all of SPI's rights, title and interest in and to the ESA were transferred to Armstrong.

      The Partnership entered into a Natural Gas Peak Shaving Supply Agreement with The Consumers' Gas Company Ltd. (Consumers) as of August 1, 1991. Under this agreement, Consumers can take the Partnership's contracted natural gas, subject to defined limitations, for up to 30 days each year. As compensation, the Partnership receives $2 per million cubic feet of gas taken pursuant to the agreement plus the excess cost of alternate fuel. Revenues realized pursuant to this agreement were $483,000, in 1996. There were no revenues recognized pursuant to this agreement in 1995 and 1994.

      The Partnership entered into an Operation and Maintenance Agreement (O&M) with Stewart and Stevenson Operations, Inc. (Operator) dated as of April 25, 1993. Under the O&M, the Operator will operate and maintain the Facility for two successive six-year terms unless six months' prior notice is given by the Partnership to the Operator. The O&M was amended and restated as of October 9, 1994 to conform with the plan for operations associated with the amended and restated PPA. While the Facility is on standby availability, compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) for the Operator's labor fee; both amounts are subject to escalation by the Employment Cost Index (ECI). When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year subject to escalation for ECI plus reimbursable costs. Major facility overhauls, as defined, will be performed under the direction of the Operator, with costs of the overhaul to be borne by the Partnership. The Partnership is required to establish and fund a reserve account for major facility overhaul costs. The agreement also provides for the Partnership to pay the Operator a mobilization fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date.

(6),  Continued

      The Partnership has entered into various contracts for the supply and transportation of natural gas to the project. Natural gas will be supplied by NORCEN. Transportation of natural gas by pipelines will be by TransCanada Pipeline Limited (TCPL) from a point near the Alberta/Saskatchewan, Canada border to Waddington, New York; by Iroquois Gas Transmission System, L.P. to a gate station near New Bremen, New York; and by St. Lawrence Gas Company, Inc. to the Facility.

      In 1994, the gas supply agreement with NORCEN was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to NORCEN. In connection with the amended agreement, the Partnership paid NORCEN $19,500,000. The cost is included in deferred fuel costs at December 31, 1996 and 1995.

(7)   Related-party Transactions

      Additional development fee amounts may be earned by the developers on the permanent financing closing date based on the unspent amount of the construction loan commitment after payment of all project costs. In addition, the general partners are paid a construction monitoring fee during the construction of the Facility. Through December 31, 1996, payments to the general partners for monitoring fees amounted to $5,407,802, which was capitalized as part of the Facility.

      In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates will receive a management fee per annum, as defined, and an operation and maintenance management fee per annum, as defined, (both adjusted for inflation). The management fees for 1996 and 1995 were $293,293 and $133,885, respectively, of which a portion thereof, for 1995, was unpaid and included in amounts due to related parties.

(8)   Derivative Financial Instruments Held - Other Than Trading

      On May 28, 1993, the Partnership entered into an interest rate swap agreement effective from July 1, 1995 through June 30, 2007 whereby floating rate debt (senior debt) based on LIBOR plus a range of 2.25% to
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2.50% over the scheduled life of the debt has been effectively converted to fixed rate debt with a range of 7.30% to 8.27% plus a range of 2.25% to 2.50%. For the years ended December 31, 1996 and 1995, $1,205,025 and $754,686 of costs, respectively, resulted from this contract. The notional principal amount of this agreement at December 31, 1996 was $127,979,250. The fair value of the Partnership's future payment obligation over the remaining life of the agreement is estimated to be approximately $12,000,000 based on discounted cash flows using current interest rates.

(8),  Continued

      On May 28, 1993, the Partnership entered into two interest rate cap agreements, both effective from May 28, 1993 through June 30, 2008, whereby floating rate debt (subordinated debt) based on LIBOR plus a range of 7.75% to 8.00% was limited to a rate of no higher than a range of 8.00% to 11.00%, plus a range of 7.75% to 8.00%. For the years ended December 31, 1996 and 1995, $264,064 and $134,713, respectively, of costs resulted from this contract. The cost of this agreement will be realized as a .20% premium on the previously described interest rate swap agreement. The notional principal amount of each agreement at December 31, 1996 was $10,000,000. The fair value of the Partnership's future payment obligations over the remaining life of the agreement is estimated to be approximately $1,300,000 based on discounted cash flows using current interest rates.

      On November 3, 1994, the Partnership entered into an interest rate cap agreement effective from November 3, 1994 through December 26, 1995 whereby floating rate debt (Key Bank of New York) based on LIBOR plus .55% was limited to 7.00%. The Partnership paid $111,150 with respect to this interest rate protection agreement, of which $96,652 was charged to interest expense in 1995.

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